Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022 (the “Merger Agreement”), by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (“Silicon Motion”). On May 5, 2022, MaxLinear and Silicon Motion held a conference call to announce the transaction. The following is a transcript of that conference call:

MaxLinear

Acquisition of Silicon Motion Conference Call

May 5, 2022

Presenters

Kishore Seendripu, CEO

Steven Litchfield, CFO & Chief Corporate Strategy Officer

Nicholas Aberle, VP of Finance

Q&A Participants

Quinn Bolton – Needham and Company

Tore Svanberg - Stifel

Gary Mobley - Wells Fargo

Ross Seymore - Deutsche Bank

Suki De Silva - ROTH Capital

Ananda Baruah - Loop Capital

David Williams - Benchmark

Christopher Rolland - Susquehanna

Mehdi Hosseini - SIG

Operator

Greetings, and welcome to the MaxLinear acquisition of Silicon Motion conference call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press *0 on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Nicholas Aberle, VP of Finance. Thank you, sir. You may begin.

Nicholas Aberle

Thank you, operator. Good morning, everyone, and thank you for joining us on today's conference call to discuss MaxLinear's announcement of a definitive agreement to acquire Silicon Motion. Today's call is being hosted by Dr. Kishore Seendripu, Chief Executive Officer; and Steve Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer. After our prepared remarks, we will take questions.

Our comments today include forward-looking statements within the meaning of applicable securities laws, including statements relating to the anticipated benefits of the acquisition, anticipated performance of the combined company, growth trends in the semiconductor industry and our target end markets, expectations that the acquisition will be accretive, and the timing of the closing of the acquisition.

These forward-looking statements involve substantial risks and uncertainties including, but not limited to, the risk that the potential benefits sought in the acquisition might not be fully realized, the possibility that the acquisition may not be consummated or the consummation might be unduly delayed, and the effect of a public announcement of the acquisition on sales and operating results. More information on these and other risks is outlined in the risk factors section of our recent SEC filings, including our Form 10-Q for the quarter ended March 31, 2022. Any forward-looking statements are made as of today, and MaxLinear has no obligation to update or revise any forward-looking statements.

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The press release announcing the definitive agreement and a presentation outlining the transaction are both available in the Investor Relations section of our website at MaxLinear.com. Lastly, this call is also being webcast, and a replay will be available on our website for two weeks.

And now, let me turn the call over to Kishore Seendripu, Chief Executive Officer of MaxLinear.

Kishore Seendripu

Thank you, Nick, and good morning, everyone. We are very excited to announce that MaxLinear has reached a definitive agreement to acquire Silicon Motion in a cash and stock transaction that values the combined company at $8 billion in enterprise values. This strategic combination creates transformative scale, a highly expansive and diverse technology portfolio, and doubles MaxLinear's total addressable market to $15 billion. Our comprehensive operational scale will not only expand our profitability but also benefit all of our stakeholders, first and foremost of whom are our customers, employees, shareholders and suppliers.

Before going any further, I want to take the opportunity to salute and congratulate Silicon Motion's employees and management for their passionate culture of engineering excellence and for pioneering world-class core technologies that have powered the rapid growth of and the transition to solid-state storage devices. I am personally thrilled to welcome Silicon Motion into our family. I also want to assure Silicon Motion's extensive customer base that together, we are committed to the continued development of leading storage technology solutions for their needs.

We are bullish on the semiconductor industry and the long-term growth prospects of our combined target end markets where we have leadership positions today. On the technology front, both companies have driven significant innovation in our respective markets for the past decade, rapidly growing from fledgling startups to billion dollar plus annual revenues individually. With the combined IP portfolio exceeding 4000 patents, $400 million plus in cumulative R&D scale over the last 12 months, and roughly 3000 employees plus with 75% in core engineering, our capabilities and market reach will rival the best in the industry.

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Both MaxLinear and Silicon Motion have truly complementary technology offerings built on advanced [Inaudible] CMOS manufacturing process roadmap. Silicon Motion's comprehensive storage technology solutions combined with their extensive portfolio of RF, analog, mixed- signal, digital communications and network processor, system-on-chip capabilities, will enable us to capture end-to-end platform functionality, echoes [Ph] our unified customer base and target end markets. At the same time, access to advanced CMOS process technology nodes and production capacity has become extremely critical for the future of fabless companies. We both have to become strategically important and meaningful to the semiconductor and manufacturing supply chain. So the merger of our businesses will address our critical imperative of strategic relevance to our common advanced semiconductor manufacturing supplier base.

Together, we currently ship over 1 billion devices annually and growing. Our increased combined operation scale will benefit us and our customers as we push for increased capacity commitments from our manufacturing partners to support our long-term growth.

As you know, more than three years ago we embarked on our ongoing long-term strategic product investment roadmap to penetrate the large and rapidly growing high-value 5G wireless cloud data center and the network edge infrastructure markets. Our infrastructure revenues are growing steadily, ending Q1 at an annualized run rate well above $100 million. Our infrastructure product portfolio now spans 5G wireless access and backhaul, 400 and 800 gigabit PAM4 DSP, optical transceivers for hyperscale data centers, and server power management solutions.

Alongside, we have been investing in storage data reduction and security hardware accelerators or DPUs for enterprise storage. Silicon Motion's comprehensive SSD storage controller product portfolio readily addresses a rapidly growing $2 billion enterprise edge and data center storage market. For the past few years, Silicon Motion has also made substantial investments in [Inaudible] and high-end enterprise and cloud storage solutions. But combining both our assets and leveraging MaxLinear's strong enterprise and cloud data center customer relationships, we can accelerate our revenues and penetration into these large secular high-value long-term growth markets.

Silicon Motion has established technology leadership in the storage controller market. The deep storage controller expertise, state-of-the-art firmware algorithms, and an impressive customer base of leading NAND flash manufacturers lends immediate credibility to our ability to address enterprise data center, industrial, automotive, and IOD storage controller applications.

These diversified end-users of storage controllers represent a $5 billion addressable market in 2021, which is rapidly growing to $8 billion in 2026. The key drivers of this growth are the increased [Inaudible] of solid-state drives, rising demand for cloud-based storage solutions, the proliferations of IOT, and the steady transition away from captive controllers to merchant solutions.

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Silicon Motion's storage portfolio combined with MaxLinear's own expansive communications technology platform spanning broadband access, connectivity, network infrastructure and industrial markets positions us extremely well to be a leader across multiple end markets, with significant growth in revenue and customer platform content. In summary, we are very excited to welcome the Silicon Motion team to MaxLinear. Our combined organization will drive $2 billion plus in revenues annually, immediately ranking us among the top 10 largest fabless semiconductor companies. We will have the enhanced scale to develop IP, drive manufacturing supply chain synergies, diversify our revenue across multiple markets, and accelerate penetration into industrial and enterprise cloud markets.

With that, let me turn the call over to Steve Litchfield, our Chief Financial Officer and Chief Corporate Strategy Officer, to discuss the specifics of the transaction and its financial implications. Steve?

Steven Litchfield

Thank you, Kishore. To echo Kishore's comments, we are extremely excited to be announcing this transformative deal which enhances our operational scale, diversifies our end market opportunity with new leadership position, and accelerates our strategic infrastructure growth. In addition to this compelling strategic rationale, the business combination will be highly accretive to operating income, operating margin, earnings per share, and free cash flow.

Now, for the specifics on the transaction structure and financials. Under the terms of the definitive agreement, the fully equity purchase of Silicon Motion will be for $114.34 per ADS or $3.8 billion, which implies a 41% premium to yesterday's market value. The transaction consideration will consist of $93.54 in cash and 0.388 shares of MaxLinear stock for each Silicon Motion ADS.

Upon closing of the transaction, MaxLinear shareholders will own approximately 86% of the combined company, and Silicon Motion stockholders will own approximately 14% of the combined company. MaxLinear intends to fund the $3.1 billion of cash consideration with cash on hand from the combined companies, and fully committed debt financing from Wells Fargo Bank.

Looking at the combined pro forma EBITDA, including synergies for the period ending March 31, 2022, our gross leverage ratio will be approximately 4.5 times, and we expect gross leverage will be below 4 times at transaction close. We are firmly committed to rapid deleveraging post-close, driven by growth in free cash flow to prepay debt and expansion of EBITDA. The transaction is not subject to any financing condition and is expected to close by the first half of calendar 2023, pending regulatory approvals in various jurisdictions and other customary closing conditions.

Looking at the combined pro forma financials, we expect this transaction to be very accretive and will result in a highly profitable long-term operating model. Combined revenue for the trailing 12 months ended March 31, 2022 was $1.93 billion, with a non-GAAP gross margin of 58% and EBIT margin of 35%. We are targeting cost synergies of $100 million spread across COGS and OpEx to be realized over 18 months following the close of the transaction.

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This results in expectation that the combination will be highly accretive to operating income, operating margin, earnings per share and free cash flow. More specifically, we believe the transaction will be at least 25% accretive to non-GAAP earnings per share 18 months after close.

In summary, we believe this transaction represents an outstanding outcome for our stakeholders, including employees, shareholders, customers and suppliers. This is a strategic combination of complementary entities that enhances scale materially, positions the company for continued, long-term profitable growth, and drives meaningful accretion.

With that, I'd like to open up the call for questions. Operator?

Operator

Thank you. At this time, we will conduct a question-and-answer session. If you would like to ask a question, please press *1 on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press *2 if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. Once again, that's*1 at this time. One moment while we poll for our first question.

Our first question comes from Quinn Bolton with Needham and Company. Please proceed.

Quinn Bolton

Congratulations on -- on the announcement. First question, just kind of housekeeping. For the regulatory approval, can you list which geographies you'll need approval -- I assume China's included -- and thoughts on SAMR approval?

Steven Litchfield

Yeah, Quinn, good to talk to you. Yeah, so there are various jurisdictions, you are correct. SAMR is probably the lone pole in the tent, but we are -- we do remain very confident that we'll get this closed. As you're familiar, there's not a tremendous amount of overlap from an antitrust perspective, so we're confident that we'll finish this in the first half of next year.

Quinn Bolton

Great, Steve. And then the second question is you've talked about $100 million of synergies. Wondering if you could give us some sense, how does that split between OpEx and COGS? And to the extent a lot of it comes out OpEx, it looks like both companies are pretty lean on the SG&A side. So I'm wondering, will there be any material savings from the R&D lines?

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Steven Litchfield

Yeah. So -- so we do see that split out about 70/30, so the OpEx will be about $70 million of that $100 million, and $30 million will come from COGS. So naturally, I mean, what we're excited about and Kishore shared in his prepared remarks, I mean the scale that comes from the transaction is -- is very impressive. We're very excited about the amount of wafers, the amount of, you know, kind of backend capacity that we start to consume. So that clearly, I think, helps us. You'll start to see, you know, volumes that are four times bigger than what we are doing today. So that's really exciting for us.

On the OpEx side, yeah. I mean, there will be some synergies naturally. We've got two large companies that will have some overlap in most all of your functions, so we'll be able to benefit from that as well. I don't feel like we're being overly aggressive, you know, versus other comparable transactions and other ones that we've done in the past.

Quinn Bolton

Great. And the last quick one for Kishore. Obviously, Silicon Motion has today a fair amount of consumer exposure in both cell phones and I think client side of SSDs. How do you feel about sort of that -- you know, picking up that consumer exposure, especially with some of the recent data points around smart phones and consumer PCs that have softened a bit? Thank you.

Kishore Seendripu

Thank you, Quinn, for that question. Obviously, that is a leadership strength where they are in storage controllers. And, you know, from our own experience, right, to be a leader in consumer markets takes a certain level of generally fortitude and execution excellence that is core to what the company's values are. Having said that, they've been investing for the last few years on their own enterprise cloud storage data -- data markets. They've been diversifying their revenues to include these higher long-term secular growth trend markets.

We cannot forget that the single biggest spend inside infrastructure markets is really storage, whether it's hyperscale data centers or enterprise. And in order to really, really scale up and really take a common portfolio of assets that combines our own investments in the optical data center space, the edge wireless infrastructure, and the -- you know, the [Inaudible] fiber net would be fiber PON or cable, this is a very, very complimentary asset. And together, we'll be more relevant and continue to expand our [Inaudible] platforms in the broadband side as well.

So I really feel that this acquisition is really, you know, a coming-of-age for MaxLinear and, you know, Silicon Motion together. You have to keep in mind that in -- in the last, you know, couple of decades after Broadcom and Marvell, there's not been a billion-dollar mixed-signal semiconductor company. And today, we look at a landscape, it'll be MaxLinear was the youngest one, along with Silicon Motion who will be the first, you know, billion-dollar company.

So I think more importantly, you have to look at it as a transformative scale. We all know there have been persistent supply chain constraints to really for growth, and this is really, really a strategic imperative for all fabless companies to really scale up to be strategically relevant in the advanced technologies in the fabless model.

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So, you know, consumer markets have their own cyclical trends. The infrastructure markets have their own long-term secular growth cycle trends, and broadband operated markets have similar -- have different trends. What it all adds up together is a very, very nice diversified, robust growth roadmap for the company and a trajectory for it. So, you know, this is -- this is a transformational deal for the Company, and I'm really super excited for all our employees who have brought us this far with enormous sacrifices, and what a wonderful job everybody has done getting us here. I hope that helps answer the question.

Quinn Bolton

Yes, it does. Thanks, Kishore.

Steven Litchfield

Thanks, Quinn.

Operator

Our next question comes from Tore Svanberg with Stifel. Please proceed.

Tore Svanberg

Yes, thank you, and congratulations on this announcement. Kishore, maybe to expand a little bit on what you just mentioned, as far as enterprise and cloud, it does seem like there's more of a platform approach now from [Inaudible] the companies there. Obviously, you know, as a company, you've been investing heavily there, and storage obviously becomes more and more of an important piece. So just hoping you could add a little bit more color there as far as, you know, your engagement so far with both enterprise and hyperscalers. Is this something that perhaps some of your customers really invited you to pursue?

Kishore Seendripu

Tore, absolutely. I did mention for the first time, for the last three years we have been investing in, you know, hardware accelerator and compression and security, you know, what people fashionably call DPUs for the enterprise storage market. If you'll -- you know, a few years ago, we had a press release that talked about our presence in the Dell enterprise, you know, PowerMax platform, for example. So there's been a lot of traction and invitation for enterprise for us. And in general, it's a [Inaudible] supply base to provide more hardware-based solutions for really, really fast data access and, you know, both compression and decompression. And control is a huge part of that solution.

So yes, you're absolutely right, and that's what has gotten excited about us to move forward. And we met Wallace and his team on many occasions, and it was a meeting of minds on what are the next phase for both companies.

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Tore Svanberg

Great, and I know this has perhaps been a longer-term question as it relates to this transaction, but could you talk a little bit about the PCIe Gen6 technology? Obviously, PAM4 has an important role there. But, you know, obviously when you add storage too, you know, you could perhaps deliver more of a complete solution. So, you know, just wondering if you could talk a little bit about if that also was an important part of this transaction.

Kishore Seendripu

Absolutely. You hit the nail on the head, so to speak, right? We are a mixed-signal company, right, [Inaudible] expertise for high-speed interfaces. And our storage now is no different than any communications platform, in terms of the speed requirements, data integrity. And there is -- most people do not appreciate the fact that the amount of digital processing and error correction, and coding and decoding, that's there in the storage controller market and even in storage devices. So it really all comes together. We have PCIe Gen5 technology already within both our companies, and obviously value the next phase of investments.

And if you really combine all of those investments surrounded by our investments in power management and server power solution, we have a very nicely developing infrastructure portfolio. You know, as long as we continue to grow in our core markets in broadband access, in wireless infrastructure, and the traction today we have in the Optical Data Center, PAM4 DSPs, and the large growth we're seeing with our ethernet connectivity and interface portfolio in industrial markets, I think we have an exciting combination of also channel sales expansion with a large salesforce that is not -- that will be a synergy working with Silicon Motion.

Tore Svanberg

Great, just one last one for Steve, perhaps. You talked about this also being a scale deal, especially given the current supply situation. Could you maybe elaborate a little bit on that? I mean, are you going to be adding any foundry partners? You know, I assume you already use some of the same foundries. So yeah, if you could maybe expand on how -- you know, what kind of an advantage this gives you, that would be helpful. Thank you.

Steven Litchfield

Yeah, sure Tore. Yeah, so I kind of mentioned a little bit earlier -- so first of all, as many of you know, we have a pretty diversified supplier base. So we do use several foundry partners today, and that will continue going forward. But now with Silicon Motion, they've got two main foundry partners, and we -- that will give us significant more wafers that we can go and leverage, and our importance will grow on that front. I also think that we'll get a lot of backend synergies as well, with the additional capacity that will bring.

Tore Svanberg

Great, thank you, and congrats again.

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Steven Litchfield

Thanks.

Kishore Seendripu

Thank you.

Operator

Our next question comes from Gary Mobley with Wells Fargo. Please proceed.

Gary Mobley

Hey, guys. Congratulations on the -- on the transaction. Given the geographic differences between the two companies and market differences between the two companies, I would imagine that management and key personnel retention is paramount here. So maybe if you can speak to some of the retention turns that you're negotiating into this transaction. And I guess more specifically, Wallace, by traditional terms is maybe at retirement age. You know, what is his intention in terms of continuing with the combined company?

Kishore Seendripu

So, Gary, obviously you asked your questions regarding retention. It's something I cannot respond, and there are -- these are really confidential matters for the future. Obviously, there's a lot of commitment and meeting of minds. You know, there are a lot of -- there were other competitors naturally for this acquisition. Clearly, there's a level of meeting of minds and a conviction on both sides that we can really make this happen.

So there's a natural passion which is common to smaller companies that really drives this transaction together. Obviously, we have had conversations with the senior management team at Silicon Motion, and we are very excited that they're really excited about moving forward together and making a -- making a difference.

With regards to the continuation of leadership, we will have that. And we've also discussed with Wallace when the transaction closes to be in a more, what I call, participatory advisory position for MaxLinear. And that will evolve as we move forward. And, you know, Wallace is a wonderful person to work with, and so is his management team, and we are really excited to move forward. And yet, I want to give a shout-out to Wallace for really being a warrior to build a $1 billion company over the last two decades.

Steven Litchfield

And Gary, I might add just a little bit on the geography. I mean, I think this is a key area for us that we'd like to continue to grow. We have a big footprint in Asia today, and that will grow that. Our applications support already exists there, and this will provide us with an opportunity to really expand that.

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Gary Mobley

Got it. Thank you, guys. And then Steve, with respect to debt terms, what -- approximately what sort of interest rate are you looking at for this -- I presume of, what, $2.7 billion in debt financing?

Steven Litchfield

Yeah. So we do have debt financing committed. Clearly, we'll go to market in the term loan market, so we're looking at those markets right now. But I think in the, you know, 2.5 to 3.5. So if we're plus [Ph] 2.5 to 3.5 is probably the range we're thinking about.

Gary Mobley

Got it. Thank you, guys.

Operator

Our next question comes from Ross Seymore with Deutsche Bank. Please proceed.

Ross Seymore

Hey, guys. Thanks for letting me ask a couple questions, and congrats on the big deal. Kishore, I want to talk a little bit about the combined growth rates of the companies. On one hand, the good news is this massively expands your TAM, diversifies the business in a bunch of good ways. On the other hand, it's a little harder for me to see the synergies, the revenue synergies that exist. That's probably just because I'm missing something. So could you just talk about how fast you think the combined company can grow, and where some revenue synergies may exist?

Kishore Seendripu

So, you know, thank you, Ross. You know that Silicon Motion has grown very, very aggressively over the last two years, right? I mean, you know, it's almost like they zoomed through [Inaudible] their $6 million of revenue to $1 billion last revenue run rate today. And that's primarily driven by the penetration of, you know, NAND flash memory across the board, solid-state memories, and that penetration will continue to grow. In the slide deck we have attached with the press release, we show, you know, the penetration rates of solid-state, how much is driving growth in the storage market. And being one of the top merchant suppliers of the storage controller market, we believe there's a strong growth forward.

And [Inaudible] to be able to grow very, very strongly, our connectivity portfolio is growing extremely strongly. We're entering the fiber PON market and we have talked about, you know, growth rates in the midteens as standalone. So while I don't want to get ahead of where the world is sort of thing, but I don't see why -- because there is no sort of dampening of growth rates of either entity as a part of the combination, we'll continue to grow in the midteens. This is our expectation.

You know, at the same time, I believe that the -- the sales opportunities for the storage controller market outside of the client and is really, really untapped today in the Silicon Motion case. And we've got expanded channel presence and sales presence with a large salesforce that covers industrial multi-markets, which is currently at about, you know, somewhere in the $200 million to $300 million of revenues. We can easily bolt on our salesforce to sell the storage controllers much more than they are doing today.

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And what that does is it really adds a leg of end growth market for Silicon Motion outside of the client and compute and the infrastructure markets, which is the industrial markets. So we are very excited that the growth rate will continue, you know, in the near to long-term, as I've told you. And I feel if anything, it reinforces the penetration and growth rates even more for the storage market.

Ross Seymore

Thanks for that. And I guess as my follow-up, one for Steve. You gave the color on the op -- or the synergies at $100 million and the 70/30, so I get that. But if I just look at the financial structure on the income statement of the two companies, you guys have relatively similar impressive operating margins, kind of in the 30% plus or minus range. So that seems logical.

The gross margin, however, on the Silicon Motion side is significantly below yours. I know you talked about having the $30 million that, roughly speaking, that you would be able to have synergies on the COGS side of the equation. But is there room longer-term to get that gross margin up closer to where you guys are in a more strategic sense?

Steven Litchfield

Yeah, Ross absolutely. So, I mean, we're pretty excited about this. And if you'll recall, this was about a year and a half ago -- well, right at two years ago that we were announcing our previous carveout acquisition of Intel. And those combined numbers were actually pretty similar. The combined numbers out of the gate were about 57% gross margins. And as you look at the numbers today, the combination with the synergies gets you to about 58%.

So I think it's a really good starting point for us. We've got a great track record of making these improvements. Yes, these synergies will come. We've had a lot of success. I don't think it changes our long-term model of getting back up to the mid-60s. In the short term, you know, you'll see us with our heads down focused on getting above the 60% number, first and foremost.

With regard to the operating leverage in the model, I mean, clearly I think both of us have made tremendous improvements over the last couple of years. Getting leverage, I think that continues. I think we've got a -- you've seen that with our business. Our business has definitely grown. Profitability has improved. And I think -- and frankly, you've seen that with the Silicon Motion business as well. So we're looking to take that to the next level.

Ross Seymore

Thank you.

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Operator

Our next question comes from Suji De Silva with ROTH Capital. Please proceed.

Suji De Silva

Hi, Kishore; hi, Steve. Congratulations on the transaction. It's been a while since a storage acquisition like LSI or PMC Sierra, but I'm curious, you know, who do you guys see as the competitive landscape for the combined company and the comps? You know, guys like Intel and Nvidia have been focusing on DPUs and FPTAs [Ph], and Intel even divested storage. I know it's not quite the same, but I'm just curious, you know, the trend you're seeing, zigging versus zagging, and who you see as kind of the competitors as you do this?

Steven Litchfield

Yeah. Well, look, I mean, I think you hit the nail on the head. I mean, those competitors that we see today are similar competitors that you've seen us compete against in the past. I mean, it is still Broadcom, it is Marvell. I mean, these are the bigger players. MediaTek's another competitor here that we see a lot in our broadband markets. We've had tremendous success against all of these guys, so building out the portfolio. Talk a lot about -- I mean, within the data center, right, Kishore kind of spent a little bit of time about the focus for both of our companies as far as expanding our footprint there. And it's a great fit from a technology standpoint, now that we've got processor capability, networking capability, and now with storage capability really builds out that portfolio, and pretty exciting. I think we feel very confident that we can continue to go head-to-head against these guys and grow our business.

Kishore Seendripu

And, you know, I really want to point this out, right? I mean, if you look at the large fabless semiconductor companies, every -- nobody who's big, you know, is not exposed to consumer client business. Those are large markets, but the beauty of -- they see the [Inaudible] of scale and the operational scale and the technology synergies that really translate in infrastructure markets as well. I mean, our portfolio is not dissimilar to what a Marvell portfolio was about seven years ago. I would dare say that our portfolio is even more beautiful than theirs today, in terms of the category and the excellence of the products we have in place.

So we do believe a story like that is a comparable story to how we can be a similarly excelling company, and creating great value for our shareholders. So I think so there's a parallel story out there that whether it's a Broadcom or a Marvell, where these are transformative technology acquisitions.

Suki De Silva

Great, that's helpful color. And then my follow-up on the Silicon Motion Shen [Ph] business that has China hyperscaler penetration, can you remind me if MaxLinear has presence at the China hyperscalers with its portfolio, that that could start to build a synergistic portfolio? Thanks.

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Kishore Seendripu

So, you know -- obviously, you know, with our large communications infrastructure portfolio, we have -- we have, I would say, good strong presence across the globe, and China's a very important market for us as well. And so, you know, we -- you know, we in the optical data of China tends to be a little behind where the US markets are on the hyperscale side. So the way in which you penetrate the data center markets in the optical PAM4 DSP markets or -- you know, it's a little bit behind in terms of where the US is. So we do have design win traction and motion in China.

But where we already have established presence is actually in server power sales in the Chinese, you know, server market. And those do -- those products do go into the hyperscale -- hyperscalers in China. So yes, the short answer is yes, we do have a presence in the China hyperscale market.

Suki De Silva

If I could sneak a quick one in for Steve. What was the peak leverage when you bought the Intel asset? I just want to understand, comparing it to the 4.5 you talked about.

Steven Litchfield

It was about three times. It was a little less than three times.

Suki De Silva

Okay, great. Thanks, guys. Congrats again.

Kishore Seendripu

Thank you.

Operator

Our next question comes from Ananda Baruah with Loop Capital. Please proceed.

Ananda Baruah

Hey. Thanks, guys, for taking the question. And yeah, yeah, congrats on this. Two, if I could. When do you think the combined companies, Kishore, begin to get what you would call attractive traction, you know, in the enterprise and cloud markets? And then I have a quick follow-up.

Kishore Seendripu

You know, the -- obviously, we talked of our ongoing -- our own ongoing investments in the storage compression and security, you know, accelerator market. So actually, we're already shipping right now and, you know, the timing didn't kind of work out. But we will be doing some announcements in that regard as we move forward into the next 12 months. Obviously, Silicon Motion is already shipping into the market. So we are the one who will come forward with our own story in the next 12 months, with some regular updates on where we are on the storage side at an independent level.

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So you're to keep in mind that this transaction, until it gets approved -- our expectation is the first half of next year -- we have no ability to comment and impinge upon the business conduct of Silicon Motion. So we can only speak for our own business.

Ananda Baruah

Understood, understood. And what I'm just trying to get a sense of is when the combined companies' capabilities, you know, might reach something you would consider to be a critical mass in today's market. You know, based on what you have -- have visibility to right now. Do you think that's something that could happen, you know, in the first 12 to 24 months?

Kishore Seendripu

Absolutely in the 24 months for sure. Within 12 months, you know, we will not be able to comment on what happens in the next 12 months until our acquisition closes. However, we will have updates on progress on our own, and when our investments are resulting yield. And I've told we're already shipping -- we're already shipping summons storage market for the -- for the enterprise cloud storage space.

Ananda Baruah

That's really helpful. And my quick follow-up is, I guess like where do you see the first -- call it -- we can go 24 months, the first 24 months as being the most key technology synergistic areas between the two companies? There was a number of things, Kishore, that you spoke to in your prepared remarks. What would you consider to be sort of the most key technology and maybe even market leverage areas between the first companies in the first 24 months?

Kishore Seendripu

You know, I'd have to quote Tore's question, right? You've seen all these super high-speed interconnects that are common between communication platforms. And also when -- all of these, as the world goes more and more Internet speeds, right, that is driven by the network edge and the cloud data center markets. So the conversions of all these high-speed interconnect mixed-signal technologies that connect the various elements of a full, what you will call a network fabric of those sorts of things.

So I think there's tremendous synergies out there. And memory no longer is just, you know, data that is being accessed and sent back. It's got very sophisticated DSP technologies that are being implemented to make sure that the cheap memory flash controllers storage, as the density increases, the defect -- the defect rates are dramatically high. So there's an enormous amount of technology that goes into algorithms and DSPs.

Algorithms, you know, information theory, that basically improves the yield of NAND flash memories dramatically. One of the things that Silicon Motion has done incredibly well, I would say, is that they have made their controller so robust and [Inaudible] that they can adapt to any leading NAND flash memory manufacturers', you know, memories. And really give consistence, performance, and yield in terms of -- you know, in terms of the product. So I think those are the two obvious right-away synergies.

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Now, the third piece is incredibly important, right? And I really want to emphasize this. If we really look at the fabless landscape today and the supplier base, the most important technology-relevant companies are actually our foundries. The amount of investment that -- you know, let us not gets carried away that -- by how wonderful and beautiful the fabless company business model is. The true technology pioneers are also the -- the fabless technology, you know, developers.

So, you know, like I said in my prepared remarks, access to those advanced technologies and the cost of those developments requires pretty sophisticated device technology modeling, internal ability to manage [Inaudible] with the new FinFET technologies. That's a core technology capability as well. [Inaudible] has always had incredible core competencies in that space. So I believe that that would be readily applicable to improve your yields and COGS for the combined companies. So lots of great synergy areas that for a technophile like me is all exciting. And as a big shareholder, I'm even more excited.

Ananda Baruah

Yeah, that's super helpful. Hey, thanks so much, you guys, appreciate it.

Steven Litchfield

Thanks, Ananda.

Operator

Our next question comes from David Williams with Benchmark. Please proceed.

David Williams

Hey, good morning, and congrats on the deal.

Kishore Seendripu

Thanks, Dave.

David Williams

I guess first if I -- hi. Steve, maybe first on the deleveraging side. Can you just kind of speak to your cash flow expectations and kind of how you expect that -- that cadence of the reduced there? How do you think about that?

Steven Litchfield

Yeah, absolutely, David. I mean, look, as I kind of mentioned a little bit earlier in the prepared remarks, I mean, we do see a lot of progress to really drive operating margins here and we'll throw off tremendous amount of cash flow. So we'll be able to deleverage very quickly. So we expect to be below 3 times within 18 months post-close. So very aggressive deleveraging. You've seen us do this before. We've kind of taken leverage up and paid it down quickly with a whole lot of focus, and that's absolutely what you should expect here.

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David Williams

Okay, fantastic, thanks. And then maybe, Kishore, on the portfolio side, just kind of thinking about your total portfolio here. Are there areas that you think you can optimize in terms of maybe areas that don't make as much sense today with the combined companies?

Kishore Seendripu

Obviously, whenever such a combination happens, there is -- you know, when you're standalone companies, right, at your size you're always looking for growth vectors. And the relevance of [Inaudible] space is very different, you know, when you're combined companies. So obviously, there's going to be a portfolio rationalization on both our sides, and we'll have -- we'll pursue meaningful opportunities that are really meaningful for our shareholders and for our growth ambitions.

So I do believe there will be a portfolio hybridization, rationalization, and has meant at the same time to grow both the companies. And the key point of the enhancement part, right, we will really, really, you know, what do you call, cross reinforce each and of those product portfolio, both on the SG&A side and at the same time at the R&D development side on the markets.

David Williams

Thanks so much.

Operator

Our next question comes from Christopher Rolland with Susquehanna. Please proceed.

Christopher Rolland

Thanks, and also I want to echo my congrats on the deal as well. I guess, first of all, I want to know kind of what were the origins of the tie-up here? Did they approach you? Did you approach them? And was the deal well shopped?

Kishore Seendripu

Chris, you ask a dating question. How do we answer that? It's mutual attraction, you know. So, obviously, we can't get into the details, but this has been a long time coming. You know, we have been engaged for more than two years, and so this dialogue has been going on for a long time through various channels. Our management has relationships at the high level and at the other layers inside.

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You have to know that we have a significant presence in Taiwan as -- standalone as a company as well. And so it's really, really gratifying. You know, Wallace and his really -- his, what I call, you know, heart and soulmate and fellow board member Nelson Duann, you know, they have been wonderful through this process. And I'm really excited to work, continue to work with Nelson as a part of my team in the future as this merger moves forward.

Christopher Rolland

Great. And other questions that I'm sure the event-driven guys would want to know. Is there a break fee associated with the deal as well?

Steven Litchfield

There is a break fee. I mean, you can refer to some of the deal terms in the filing that we put out this morning.

Christopher Rolland

Great, and that's it. Thanks, guys, congrats.

Steven Litchfield

Thanks, Chris.

Kishore Seendripu

Thank you.

Operator

Our next question comes from Mehdi Hosseini with SIG. Please proceed.

Mehdi Hosseini

Yes, thanks for taking my question. I cover Silicon Motion, so my question has to do with how did you come up with the valuation that is applied here, given Wallace has over the past nine months talked about $1.5 billion of backlog and improving margin profile?

Kishore Seendripu

That's an excellent question. Obviously, you have to believe in the future of the combined companies together, right? You know, it is the art of the plausible, right, to secure the future. You know, and in these inflationary times, both of us do -- like Warren Buffett said, we have to do extraordinary things and excel at it. That's the true path to success. And I think that's what both of us start focused on, and that's how we got here. And our Board of Directors have been incredibly supportive.

Talking about backlogs, right, absolutely Wallace is right. He said it; he's probably -- he's more than right. And be able to talk where backlogs being pretty substantially robust that supports the growth rate, that will support the deleveraging that Steve talked about. And Wallace -- and this is a great time and you have such a strong robust lead-time backlog in the semiconductor industry where you can do a transformative deal like this, right? You have sort of a visibility and that confidence that the backlogs of each of our companies provide to move forward. So I would say all of those things came together wonderfully to make this happen.

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Mehdi Hosseini

But is there a group of comparable companies that helped you with the valuation, given the backlog and expanding margin profile?

Kishore Seendripu

You know, I really can't address that. But maybe, Steve, do you have any thoughts on that?

Steven Litchfield

Well, I mean, it's the same competitors that I mentioned earlier. I mean, it is a Broadcom, it is a Marvell. I mean, those are the type of companies that we compete against day in and day out and we aspire to. I mean, you know, the NFI [Ph] multiple that we see, that's what we aspire to every day. And so that's what we believe, if you look at the P&L and you look at the profitability of our corporation, if you look at double-digit growth rate.

I mean, one of the things that we haven't talked much about today is just the excitement around our existing business. I know today's call is really to focus around the Silicon Motion business and the growth prospects. I know you cover Silicon Motion, so you recognize that. You know where that growth profile is going, given some of the new markets that they're exploring. We also have a lot of confidence in our own respective market, and now we're looking to merge those, particularly in the enterprise and data center markets.

Mehdi Hosseini

Thank you, and congrats.

Kishore Seendripu

Thank you.

Steven Litchfield

Great, thank you.

Operator

Thank you. At this time, I would like to turn the call back to management for closing comments.

Kishore Seendripu

Thank you, operator. And I really want to thank you all for joining us today and the exciting MaxLinear journey, and we look forward to speaking with you or seeing you in person at one of the four conferences we are attending this quarter. Thank you very much.

And once again, I also want to thank the Silicon Motion management and really want to welcome the entire team into MaxLinear. Thank you very much.

Operator

Thank you. This does conclude today's teleconference and webcast. Please proceed -- disconnect at this time. Thank you.

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Cautionary Note Concerning Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all forward looking statements are based on estimates, projections, and assumptions of MaxLinear as of the date of this communication. These forward-looking statements include, among others, statements concerning: anticipated operating benefits for customers, suppliers and employees resulting from MaxLinear’s proposed acquisition of Silicon Motion (the “Merger”); industry trends, including, but not limited to, anticipated worldwide NAND demand; anticipated total addressable market expansion as a result of the Merger; anticipated financial performance of the combined company following the Merger; and the anticipated closing date for the Merger. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements including, without limitation: the risk that the potential benefits sought in the Merger might not be fully realized; the possibility that the Merger might not be consummated, or that consummation might be unduly delayed; the effect of public announcement of the Merger on Silicon Motion’s or MaxLinear’s sales and operating results and MaxLinear’s ability to retain key management, marketing, technical, and other personnel; the substantial charges to be incurred in connection with the Merger, including costs of integrating the businesses and transaction expenses arising from the Merger; the risk that despite the efforts of MaxLinear, key personnel of Silicon Motion might not remain employed with Silicon Motion following the closing; certain restrictions on MaxLinear’s ability to operate during the pendency of the transaction and its ability to make certain acquisitions of any person or portion thereof; and MaxLinear’s obligation under the merger agreement, including obligations to undertake certain mitigation measures that may be required to obtain applicable antitrust approvals and obligations to pay a termination fee under certain circumstances, in each case, subject to the terms and conditions of the merger agreement. In addition to these risks and uncertainties, investors should review the risks and uncertainties contained under the caption “Risk Factors” in MaxLinear’s filings with the Securities and Exchange Commission (“SEC”), including our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, which we filed with the SEC on April 27, 2022. These slides do not constitute confirmation or an update of previously provided guidance. MaxLinear is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a prospectus of MaxLinear. The information in the prospectus is not complete and may be changed. When the prospectus is finalized, it will be sent to the respective stockholders of Silicon Motion with a proxy statement seeking their approval of their transaction-related proposals.

MaxLinear may not sell the common stock referenced in the prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The prospectus and this communication are not offers to sell MaxLinear securities, are not soliciting an offer to buy MaxLinear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT WHICH WILL BE PROVIDED TO SILICON MOTION SECURITY HOLDERS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents provided by Silicon Motion to its security holders (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com/ or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.